Exhibit 99.1

RADCOM LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

UNAUDITED

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2019	2018
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$11,260	$61,988
Short-term bank deposits	47,367	-
Trade receivables (net of allowances for doubtful accounts amounted to $19 as of June 30, 2019 and December 31, 2018)	21,957	20,381
Inventories	702	251
Other accounts receivable and prepaid expenses	1,564	1,766

Total current assets	82,850	84,386

NON- CURRENT ASSETS:
Severance pay fund	3,199	2,967
Other long-term receivables	2,391	346
Property and equipment, net	1,738	1,832
Operating lease right-of-use assets	6,147	-

Total non-current assets	13,475	5,145

Total assets	$96,325	$89,531

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	June 30,	December 31
	2019	2018
	Unaudited

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$1,765	$1,559
Employees and payroll accruals	3,559	3,420
Deferred revenues and advances from customers	888	266
Operating lease liabilities	1,176	-
Other liabilities and accrued expenses	3,228	2,281

Total current liabilities	10,616	7,526

NON- CURRENT LIABILITIES:
Deferred revenues	206	100
Accrued severance pay	3,762	3,425
Operating lease liabilities	5,236	-
Other liabilities and accrued expenses	1,150	-

Total non-current liabilities	10,354	3,525

Total liabilities	$20,970	$11,051

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Share capital:
Ordinary Shares of NIS 0.20 par value: Authorized: 20,000,000 shares at June 30, 2019 and December 31, 2018; 13,773,503 and 13,735,759 shares issued and 13,737,471 and 13,699,727 shares outstanding at June 30, 2019 and December 31, 2018, respectively	$645	$643
Additional paid-in capital	136,702	135,730
Accumulated other comprehensive loss	(2,631)	(2,612)
Accumulated deficit	(59,361)	(55,281)

Total shareholders’ equity	75,355	78,480

Total liabilities and shareholders’ equity	$96,325	$89,531

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Six months ended June 30,
	2019	2018
	Unaudited
Revenues:
Products	$7,549	$11,842
Services	6,715	3,797
Projects	328	5,903

	14,592	21,542

Cost of revenues:
Products	1,920	3,362
Services	2,005	494
Projects	66	1,911

	3,991	5,767

Gross profit	10,601	15,775

Operating expenses:
Research and development	9,222	7,496
Less - royalty-bearing participation	816	754

Research and development, net	8,406	6,742

Sales and marketing	5,063	6,324
General and administrative	1,647	1,990

Total operating expenses	15,116	15,056

Operating income (loss)	(4,515)	719

Financial income, net	481	373

Income (loss) before taxes on income	(4,034)	1,092
Taxes on income	(46)	(13)
Net income (loss)	$(4,080)	$1,079

Basic net income (loss) per Ordinary Share	$(0.30)	$0.08

Diluted net income (loss) per Ordinary Share	$(0.30)	$0.08

Weighted average number of Ordinary Shares used in computing basic net income (loss) per Ordinary Share	13,756,198	13,549,494

Weighted average number of Ordinary Shares used in computing diluted net income (loss) per Ordinary Share	13,756,198	13,817,995

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Six months ended June 30,
	2019	2018
	Unaudited

Net income (loss)	$(4,080)	$1,079

Other comprehensive loss:

Foreign currency translation adjustments	(19)	(84)

Total other comprehensive loss	(19)	(84)

Comprehensive income (loss)	$(4,099)	$995

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share and per share data

Six months ended June 30, 2019:

	Ordinary Shares			Additional paid-	Receivable on account of	Accumulated other comprehensive	Accumulated	Total shareholders’
	Number	Amount		in capital	shares	loss	deficit	equity

Balance as of December 31, 2018	13,699,727	$643		$135,730	$-	$(2,612)	$(55,281)	$78,480

Exercise of options into Ordinary Shares	1,500	*	)	9	-	-	-	9
RSUs vested	36,244	2		(2)	-	-	-	-
Share-based compensation and RSUs	-	-		965	-	-	-	965
Net loss	-	-		-	-	-	(4,080)	(4,080)
Other comprehensive loss	-	-		-	-	(19)	-	(19)

Balance as of June 30, 2019 (unaudited)	13,737,471	$645		$136,702	$-	$(2,631)	$(59,361)	$75,355

Six months ended June 30, 2018:

	Ordinary Shares		Additional paid-	Receivable on account of	Accumulated other comprehensive	Accumulated	Total shareholders’
	Number	Amount	in capital	shares	loss	deficit	equity

Balance as of December 31, 2017	13,409,975	$628	$131,491	$-	$(2,520)	$(53,203)	$76,396

Cumulative effect of changes in accounting principles (ASC 606)	-	-	-	-	-	337	337
Exercise of options into Ordinary Shares	194,392	10	1,932	(29)	-	-	1,913
RSUs vested	36,958	2	(2)	-	-	-	-
Share-based compensation and RSUs	-	-	1,342	-	-	-	1,342
Net income	-	-	-	-	-	1,079	1,079
Other comprehensive loss	-	-	-	-	(84)	-	(84)

Balance as of June 30, 2018 (unaudited)	13,641,325	$640	$134,763	$(29)	$(2,604)	$(51,787)	$80,983

*)	Represent an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2019	2018
	Unaudited

Cash flows from operating activities:
Net income (loss)	$(4,080)	$1,079
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	359	322
Share-based compensation and RSUs	965	1,342
Change in:
Severance pay, net	105	(17)
Trade receivables, net	(1,568)	6,050
Other account receivables and prepaid expenses and other long-term receivables	(1,828)	(118)
Inventories	(471)	1,063
Trade payables	308	184
Employees and payroll accruals	138	8
Other liabilities and accrued expenses current and non-current	2,079	(817)
Deferred revenues and advances from customers	728	(1,395)
Operating lease right-of-use assets	638	-
Operating lease liability	(373)	-
Accrued interest on short-term bank deposits	(549)	-

Net cash provided by (used in) operating activities	(3,549)	7,701

Cash flows from investing activities:

Investment in bank deposits	(46,818)	-
Purchase of property and equipment	(375)	(457)

Net cash used in investing activities	(47,193)	(457)

Cash flows from financing activities:

Exercise of options into Ordinary Shares	9	1,913

Net cash provided by financing activities	9	1,913

Foreign currency translation adjustments on cash and cash equivalents	5	(330)

Increase (decrease) in cash and cash equivalents and restricted bank deposits	(50,728)	8,827
Cash and cash equivalents and restricted bank deposit at beginning of the period	61,988	22,611

Cash and cash equivalents and restricted bank deposits at end of the period	$11,260	$31,438

(a)	Non-cash activities:
	Purchase of property and equipment	$50	$107
	Operating lease right-of-use assets	$849	$-

(b)	Cash paid during the period for:
	Taxes on income	$66	$13

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

a.	RADCOM Ltd. (the “Company”) is an Israeli corporation which provides NFV and 5G-ready service assurance, cloud-native network intelligence solutions for Communication Service Providers (“CSPs”). The Company’s solutions include RADCOM Service Assurance, a fully virtualized, on-demand service assurance solution that integrates an automated, and efficient data acquisition layer of virtual probes with a smart mediation layer thus providing critical customer and service insights; RADCOM Network Visibility, a cloud-native network packet broker and filtering solution that allows CSPs to manage network traffic at scale across multiple cloud environments and control the visibility layer to perform dynamic, on-demand analysis of select datasets; and RADCOM Network Insights, a business intelligence solution offering smart insights for multiple use cases, enabled by data captured and correlated through RADCOM Network Visibility and RADCOM Service Assurance. The Company specializes in solutions for next-generation mobile and fixed networks, including LTE, LTE-A, VoLTE, IMS, VoIP, WiFi, VoWiFi, UMTS/GSM, mobile broadband and 5G. The Company’s shares (the “Ordinary Shares”) are listed on the Nasdaq Capital Market under the symbol “RDCM”.

The Company has wholly-owned subsidiaries in the United States and Brazil, that are primarily engaged in the sales, marketing, deployment and customer support of the Company’s products in United States and Brazil. The Company also has a wholly-owned subsidiary in India, that primarily provides marketing, customer support and development services worldwide. Additionally, the Company has a wholly-owned subsidiary in Israel solely established for the purpose of making various investments, including securities purchases.

b.	The Company depends on a limited number of contract customers for selling its solution. If these customers become unable or unwilling to continue to buy the Company’s solution, it could adversely affect the Company’s results of operations and financial position.

During the six-month period ended June 30, 2019 the Company had one customer in the United States and one in Japan that amounted 52% and 24%, respectively, of the total consolidated revenues. During the six month period ended June 30, 2018, the Company had one customer in the United States and one in the Philippines that amounted 37% and 26%, respectively, of the total consolidated revenues.

The loss of any major customer, a significant decrease in business from any such customer or a reduction in customer revenue due to adverse changes in the market, economic or competitive conditions or other factors could have a material adverse effect on the Company’s business, results of operations and financial condition.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: - UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) and the standards of the Public Company Accounting Oversight Board for interim financial information. Accordingly, they do not include all the information and footnotes required by US GAAP for complete financial statements. In the opinion of management, the Company has made all adjustments (consisting only of normal, recurring adjustments, except as otherwise indicated) considered necessary for a fair presentation of the Company’s consolidated financial position as of June 30, 2019. The results for the six-month period ended June 30, 2019, are not necessarily indicative of the results that may be expected for the year ending on December 31, 2019.

NOTE 3: - SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the annual consolidated financial statements of the Company as disclosed in the Company’s Annual Report on Form 20-F for the period ended December 31, 2018 filed with the SEC on April 18, 2019, are applied consistently in these unaudited interim consolidated financial statements, except for:

a.	Short-term bank deposits:

Bank deposits with maturities of more than three months at acquisition but less than one year are included in short-term bank deposits. Such deposits are stated at cost which approximates their fair values.

b.	Adoption of new accounting principles:

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02 (Topic 842) “Leases”. The standard supersedes the lease requirements in Accounting Standards Codification (“ASC”) Topic 840, “Leases”. Under ASC 842, lessees are required to recognize assets and liabilities on the balance sheet for most leases and provide enhanced disclosures.

The Company adopted ASC 842 on January 1, 2019, using the modified retrospective approach, by applying the new standard to all leases existing at the date of initial application. Results and disclosure requirements for reporting periods beginning after January 1, 2019 are presented under ASC 842, while prior period amounts have not been adjusted and continue to be reported in accordance with the historical accounting under ASC 840. The Company elected the package of practical expedients permitted under the standard related to treating lease and non-lease components as a single lease component for all equipment leases as well as electing a policy exclusion permitting leases with an original lease term of less than one year to be excluded from the operating lease right-of-use (“ROU”) assets and operating lease liabilities.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Operating leases are included in operating lease ROU assets and operating lease liabilities in the consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The Company uses its incremental borrowing rate based on the information available at the commencement date to determine the present value of the lease payments.

Operating lease expenses are recognized on a straight-line basis over the lease term. Several of the Company’s leases include options to extend the lease and some have termination options that are factored into the Company’s determination of the lease payments when appropriate. For purposes of calculating lease liabilities, lease terms include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. The Company’s lease agreements do not contain any material residual value guarantees. A portion of the Company’s real estate leases is generally subject to annual changes in the Consumer Price Index (“CPI”). The changes to the CPI are treated as variable lease payments and recognized in the period in which the obligation for those payments was incurred.

For all short-term leases which are less than 12 months and existing short-term leases of those assets in transition, the Company does not recognize operating lease ROU assets or operating lease liabilities, but recognizes lease expenses over the lease term on a straight-line basis.

As a result of the adoption of ASC 842 on January 1, 2019, the Company recorded both operating lease ROU assets and operating lease liabilities of $5,936. The adoption did not impact the Company’s retained earnings, or prior year consolidated statements of comprehensive loss and statements of cash flows. See Note 8 for further information on leases.

c.	New accounting standards not yet effective:

In January 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses on Financial Instruments”, which requires that expected credit losses related to financial assets measured on an amortized cost basis and available for sale debt securities be recorded through an allowance for credit losses. ASU 2016-13 limits the amount of credit losses to be recognized for available for sale debt securities to the amount by which carrying value exceeds fair value and also requires the reversal of previously recognized credit losses if fair value increases. The new standard will be effective for interim and annual periods beginning after January 1, 2020, and early adoption is permitted. The Company is currently evaluating the potential effect of this standard on its consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4: - REVENUES

Revenue is recognized when or as performance obligations are satisfied by transferring control of a promised good or service to a customer. Control is either transferred over time or at a point in time, which affects the revenue recognition schedule.

Commencing January 1, 2019, Services revenues include revenues related to managed services in addition to service type warranty and post-contract services.

The following table presents the significant changes in the deferred revenues balances during the six months ended June 30, 2019:

Balance, beginning of the period	$366
Reclassification to revenue as a result of satisfying performance obligation	(266)
100

New performance obligations	994
Balance, end of the period	1,094
Less: long-term portion of deferred revenue	(206)

Current portion, end of the period	$888

As of June 30, 2019, the Company had $59,804 of remaining performance obligations not yet satisfied or partly satisfied related to its revenues. the Company expects to recognize approximately 52% of this amount as revenues during the next 12 months and the rest thereafter.

For disaggregation of revenues disclosure please see Note 10c.

NOTE 5: - SHORT-TERM BANK DEPOSITS

Currency	Interest rate (%)	Deposit amount	Maturity date
As of June 30, 2019

U.S. dollars	2.90	$4,000	July 10, 2019
U.S. dollars	3.08	$11,018	August 8, 2019
U.S. dollars	2.55	$1,800	September 12, 2019
U.S. dollars	3.27	$30,000	February 6, 2020
		$46,818

Short-term bank deposits include accrued interest of $549 as of June 30, 2019.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6: - INVENTORIES

	June 30,	December 31,
	2019	2018
	Unaudited

Finished products (*)	$702	$251

	$702	$251

(*)	Including inventory delivered to customers but for which revenue recognition criteria have not been met in the amount of $486 and $35 as of June 30, 2019 and December 31, 2018, respectively.

NOTE 7: - COMMITMENTS AND CONTINGENCIES

a.	Royalty commitments:

1.	The Company receives research and development grants from the Israel Innovation Authority (the “IIA”). In consideration for the research and development grants received from the IIA, the Company has undertaken to pay royalties as a percentage of revenues from products developed from research and development projects financed. If the Company does not generate sales of products developed with funds provided by the IIA, the Company is not obligated to pay royalties or repay the grants.

Royalties are payable at the rate of 3% from the time of commencement of sales of all of the Company’s products until the cumulative amount of the royalties paid equals 100% of the dollar-linked amounts of the grants received, plus interest at LIBOR.

As of June 30, 2019, the Company’s total commitment with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, amounted to $49,601.

Royalty expenses relating to the IIA grants included in cost of revenues during the six month periods ended June 30, 2019 and 2018 were $438 and $646, respectively.

In May 2010, the Company received a notice from the IIA regarding alleged miscalculations of the amount of royalties paid by the Company to the IIA for the years 1992-2009 and the revenues basis on which the Company had to pay royalties. The Company believes that all royalties due to the IIA from the sale of products developed with funding provided by the IIA during such years were properly paid or were otherwise accrued. The Company reviewed with the IIA the alleged miscalculations. The Company assessed the merits of the aforesaid arguments raised by the IIA and recorded a liability for an estimated loss.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7: - COMMITMENTS AND CONTINGENCIES (Cont.)

2.	In April 2012 and in April 2014, the Israeli Ministry of Economy (“MOE”) approved the Company’s application for participation in funding the setting up of the Company’s India subsidiary and China branch as part of a designated grants plan for setting up and establishing a marketing agency in India and China. The grant is intended to cover up to 50% from the costs of the office establishment, logistics expenses and hiring employees and consultants in India and China, based on the approved budget for the plan over a period of three years. The Company is currently in the process of winding down its operations at the China office. The total marketing grants that the Company had received from the MOE as of December 31, 2017 were in the amount of $668. No further grants are expected to be received from such plans.

The Company is obligated to pay to the MOE royalties of 3% on the increased sales in the target market, with respect to the year during which the grant was approved over a period of five years but not more than the total linked amount of the grant received.

As of June 30, 2019, the Company paid an aggregate amount of $9 of royalties to the MOE.

3.	According to the Company’s agreements with the Israel-U.S Bi-National Industrial Research and Development Foundation (“BIRD-F”), the Company is required to pay royalties at a rate of 5% of sales of products developed with funds provided by the BIRD-F, up to an amount equal to 150% of the BIRD-F’s grant, linked to the United States CPI relating to such products. The last funds from the BIRD-F were received in 1996. In the event the Company does not generate sales of products developed with funds provided by the BIRD-F, the Company is not obligated to pay royalties or repay the grants.

The total research and development funds that the Company has received from the BIRD-F were $340 (CPI linked amount of $576). According to the above, as of June 30, 2019, the total royalties commitment the Company may be required to pay is an amount of up to $864 out of which $476 was paid by the Company in previous years. The remaining commitment with respect to royalty-bearing participation received, net of royalties paid or accrued, amounted to $388 as of June 30, 2019.

Since 2003, the Company has not generated sales of products developed with the funds provided by the BIRD-F. Therefore, the Company has not been obligated to pay royalties or repay the grant since such date.

b.	From time to time, the Company may be involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. The Company’s estimations and related accruals, if any, are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events relating to a particular matter.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8: - LEASES

The Company has entered into various operating lease agreements for certain of its offices and car leases with an original lease periods expiring between 2020 and 2028. Most of the lease agreements include one or more options to renew. The Company does not assume renewals in determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement.

Lease payments included in the measurement of the operating lease liability comprise the following: the fixed non-cancelable lease payments and payments for optional renewal periods where it is reasonably certain the renewal period will be exercised. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

As of June 30, 2019, the Company’s operating lease agreements have remaining lease term ranging from 1.4 years to 8.8 years, including options to extend part of the lease agreements for additional 2 years and up to 5 years.

The following table represents the weighted-average remaining lease term and discount rate:

June 30,
2019

Weighted average remaining lease term	3 years

Weighted average discount rate	3.8%

The components of lease expense for the six month period ended June 30, 2019 were as follows:

Six months ended
June 30, 2019

Operating lease	$621
Short-term lease	70
Total lease expense	$691

Cash paid for amounts included in the measurement of operating lease liabilities was $567 during the six months ended June 30, 2019.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8: - LEASES (Cont.)

The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2019:

Operating Leases

2019 (excluding the six months ended June 30, 2019)	$669
2020	1,312
2021	1,276
2022	1,207
2023	1,092
2024 and after	1,420
Total operating lease payments	$6,976
Less: imputed interest	564
Present value of lease liabilities	$6,412

NOTE 9: - SHAREHOLDERS’ EQUITY

Share-based compensation:

a.	On October 30, 2016, the Board resolved to increase the number of Ordinary Shares reserved under the 2013 Share Option Plan from 1,250,000 to 2,450,000.

The total number of Ordinary Shares available for future grants under the 2013 Share Option Plan as of June 30, 2019 was 712,225.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9: - SHAREHOLDERS’ EQUITY (Cont.)

b.	The following is a summary of the Company’s stock options activity for the six month period ended June 30, 2019:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2019	415,510	$14.62	2.69	$3
Granted	-	-
Exercised	(1,500)	6.00
Expired and forfeited	(17,400)	15.99

Outstanding at June 30, 2019	396,610	$14.59	2.20	$2

Vested and expected to vest at June 30, 2019	396,610	$14.59	2.20	$2

Exercisable at June 30, 2019	230,884	$12.92	1.78	$2

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the fair value of the Company’s Ordinary Shares on the last day of the six month period ended June 30, 2019 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on June 30, 2019. This amount is impacted by the changes in the fair market value of the Company’s Ordinary Shares.

c.	As of June 30, 2019, stock options under the 2013 Share Option Plan, as amended are as follows:

	Options outstanding at June 30, 2019			Options exercisable at June 30, 2019
Exercise price	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life	Number exercisable	Weighted average exercise price	Weighted average remaining contractual life
$		$	In years		$	In years

6.00	750	6.00	0.06	750	6.00	0.06
11.12-14.52	251,708	11.87	1.72	195,133	11.88	1.63
18.90-19.85	144,152	19.39	3.05	35,001	18.90	2.64

	396,610			230,884

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9: - SHAREHOLDERS’ EQUITY (Cont.)

d.	The following is a summary of the Company’s restricted stock unit (“RSU”) activity for the six month period ended June 30, 2019:

	Number of RSUs	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2019	168,869	1.40	$1,253
Granted	263,220
Vested	(36,244)
Cancelled and forfeited	(10,800)

Outstanding at June 30, 2019	385,045	1.81	$3,169

Vested and expected to vest at June 30, 2019	385,045	1.81	$3,169

e.	The weighted average fair values of RSUs granted during the six month periods ended June 30, 2019 and 2018 were $7.70 and $19.62 per share, respectively.

f.	The following table summarizes the departmental allocation of the Company’s share-based compensation charges:

	Six months ended June 30,
	2019*	2018*
	Unaudited

Cost of revenues	$95	$77
Research and development, net	357	411
Sales and marketing	330	462
General and administrative	183	392

	$965	$1,342

(*)	Including $772 and $827 of compensation cost related to RSUs for the six month periods ended June 30, 2019 and 2018, respectively.

g.	Share-based compensation:

As of June 30, 2019, there are $2,749 of total unrecognized costs related to non-vested share-based compensation and RSUs that are expected to be recognized over a weighted average period of 1.13 years.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: - SELECTED STATEMENTS OF OPERATIONS DATA

a.	Financial income, net:

	Six months ended June 30
	2019	2018
	Unaudited

Financial income:
Exchange rate differences	$217	$298
Interest from banks	874	696

	1,091	994

Financial expenses:
Interest and bank charges	(7)	(8)
Exchange rate differences	(603)	(613)

	(610)	(621)

Financial income, net	$481	$373

b.	Net income (loss) per share:

The following table sets forth the computation of basic and diluted net income (loss) per share:

	Six months ended June 30
	2019	2018
	Unaudited
Numerator:

Numerator for basic and diluted net income (loss) per share	$(4,080)	$1,079

Denominator:

Denominator for basic net income (loss) per share - weighted average number of Ordinary Shares	13,756,198	13,549,494

Effect of dilutive securities:
Outstanding options and RSUs	-	268,501

Denominator for diluted net income (loss) per share - adjusted weighted average number of Ordinary Shares	13,756,198	13,817,995

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: - SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

c.	Revenues by geographic region are as follows:

	Six months ended June 30
	2019	2018
	Unaudited

United States	$8,163	$12,691
Japan	3,459	-
Philippines	767	5,566
Latin America	1,086	1,955
Other	1,117	1,330

	$14,592	$21,542

NOTE 11: - RELATED PARTY BALANCES AND TRANSACTIONS

a.	The Company carries out transactions with related parties as detailed below. Certain principal shareholders of the Company are also principal shareholders of affiliates known as the RAD-BYNET Group.

1.	The Company is a party to a reseller agreement with Allot Communications Inc. (“Allot”), a company as to which the Company’s controlling shareholder and director is an interested party, giving Allot the right to distribute the Company’s products. Effective January 2019, the Company’s controlling shareholder and director divested all of his interest in Allot and therefor Allot is no longer a related party.

Revenues derived from this reseller agreement are included in Note 11f below as “revenues”. For the six month period ended June 30, 2018, revenues aggregated to $55.

2.	Certain premises occupied by the Company and its U.S. subsidiary are rented from related parties. The aggregate amounts of lease and maintenance expenses for the six month periods ended June 30, 2019 and 2018 were $447 and $475, respectively. Such amounts expensed by the Company are disclosed in Note 11f below as part of “Expenses”. The amount presented in “Capital expenditures” in Note 11f below refers to $40 reimbursement of expenses in connection with the renovation of the U.S subsidiary office during the six month period ended June 30, 2018. Following the adoption of ASC 842 commencing January 1, 2019, the Company also recorded operating lease right-of use assets and operating lease liabilities related to such lease and maintenance expenses which are presented in Note 11e below.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: - RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

3.	Certain entities within the RAD-BYNET Group provide the Company and its U.S. subsidiary with certain products, administrative and IT services. The aggregate amounts of such services received in each of the six month periods ended June 30, 2019 and 2018 were $15. Such amounts expensed by the Company are disclosed in Note 11f below as part of “Expenses”. An additional amount of $7 is also included as part of “Capital expenditures” for the period ended June 30, 2019 in Note 11f below.

b.	The executive chairman of the Board (the “Executive Chairman”) is, among other things, also the life partner of the Company’s former chairman of the Board, a currently serving director and a controlling shareholder of the Company. The Executive Chairman is entitled to a fixed monthly salary. During the six month periods ended June 30, 2019 and 2018, the Company recorded salary expenses with respect to the Executive Chairman in the amount of $53 and $55, respectively.

c.	Since 2015, the Company entered several reseller agreements with Amdocs Software Systems Limited (“Amdocs”), to sell its solution. The Company’s controlling shareholder and director served as a director in Amdocs until January 31, 2019. Effective January 2019, Amdocs is no longer considered a related party.

Revenues related to this reseller agreement are included in Note 11f below as “revenues”. For the six month period ended June 30, 2018, revenues aggregated to $7,903.

d.	The Company’s current Chief Financial Officer is a member of the board and Chairman of the Audit Committee of Matrix IT Ltd., (“Matrix”). Accordingly, as of October 2018, Matrix is considered a related party. The Company has entered into certain limited term engagements with Matrix or its affiliated companies in connection with specific development projects and/or use of software platform. The aggregate amount of services provided by Matrix or its affiliates as a related party, aggregated to $164 during the six month period ended June 30, 2019. Such amount expensed by the Company is disclosed in Note 11f below as part of “Expenses”.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: - RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

e.	Balances with related parties:

	June 30,	December 31,
	2019	2018
	Unaudited
Assets:

Trade receivables	$-	$13,596
Other account receivables and prepaid expenses	$41	$-
Operating lease right-of-use assets	$4,883	$-

Liabilities:

Trade payables	$157	$81
Other liabilities and accrued expenses	$37	$12
Operating lease liabilities - current	$784	$-
Operating lease liabilities – non-current	$4,316	$-

f.	Transactions with related parties:

	Six months ended June 30,
	2019	2018
	Unaudited

Revenues	$-	$7,958

Expenses:
Cost of revenues	$97	$58

Operating expenses:
Research and development, net	$421	$241
Sales and marketing	$72	$131
General and administrative	$89	$115

Capital expenditures	$7	$40